HPB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046521

SEC Mail Processing Section
FEB 27 2015
Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hitherlane Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 3rd Avenue, Suite 1401
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen M Friedman — 212-350-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4 BeckerFarm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/15

OATH OR AFFIRMATION

I, Glen M Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hitherlane Partners, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JENNIFER ECCLES
NOTARY PUBLIC, STATE OF NEW YORK
Registration No 01EC6211153
Qualified in New York County
Commission Expires September 14 2017

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

To Hitherlane Partners, LLC:

We have audited the accompanying statement of financial condition including the schedule of investments of Hitherlane Partners, LLC as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hitherlane Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole

KPMG LLP

Roseland, New Jersey
February 23, 2015

HITHERLANE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets		
Cash	$	27,254
Investment in securities, at fair value (cost $300,000)		311,148
Fee receivable		9,814
	$	348,216
Liabilities and members' equity		
Liabilities		
Payable to Kellner Management, LLC	$	54,198
Accrued expenses and other liabilities		32,514
Total liabilities		86,712
Members' equity		261,504
	$	348,216

See accompanying notes to financial statements.

HITHERLANE PARTNERS, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

Income		
Commission income	$	47,427
Unrealized gain on investments		11,148
Total income		58,575
Expenses		
Audit expense	$	19,000
Commission expense		42,300
Legal and professional		24,007
Payroll and Office support		619,042
Rent		48,360
Travel		19,826
Other		11,559
Total Fund expenses		784,094
Net income (loss)	$	(725,519)

See accompanying notes to financial statements.

HITHERLANE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2014

		Members
Members' equity, beginning of year	$	145,145
Capital contributions		989,688
Capital withdrawals		(147,810)
Net loss		(725,519)
Members' equity, end of year	$	261,504

HITHERLANE PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities		
Net loss	$	(725,519)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net unrealized gain on securities		(11,148)
Changes in operating assets and liabilities:		
Fee receivable		15,278
Payable to Kellner Management, LLC		54,198
Accrued expenses and other liabilities		27,514
Net cash used in operating activities		(639,677)
Cash flows provided by financing activities		
Capital contributions		689,688
Capital withdrawals		(147,810)
Net cash provided by financing activities		541,878
Net change in cash		(97,799)
Cash, beginning of year		125,053
Cash, end of year	$	27,254
Supplemental disclosure of noncash financing activities		
Contribution of securities, at fair value (cost basis of $300,000)	$	300,000

See accompanying notes to financial statements.

HITHERLANE PARTNERS, LLC

SCHEDULE OF INVESTMENTS

December 31, 2014

	Number of Shares	Percentage of Members' Equity	Fair Value
Investment in securities, at fair value			
Open-end Mutual Fund			
United States			
Kellner Merger Fund, Class A			
(cost $300,000) (Level 1)	29,831.99	119.0 %	$ 311,148

HITHERLANE PARTNERS, LLC
Notes to Financial Statements
December 31, 2014

Note 1 - Nature of Business

HitherLane Partners, LLC (the "Company") is a Delaware Limited Liability Company formed in 2013 to purchase 100% of the membership interests of Condera Securities, LLC ("Condera"). The sole member of HitherLane Partners is Kellner Capital LLC. The purchase of Condera closed on January 8, 2014 and was approved by the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a result of the purchase, Condera changed its name to HitherLane Partners, LLC.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company engages in the private placements of interests in investment vehicles sponsored by both an affiliated and non-affiliated entities.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

Note 2 - Significant Accounting Policies

Basis of Presentation

The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash held on deposit at a widely known commercial bank. Cash has not exceeded FDIC insurable limits during the reporting period.

Note 2 - Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company's investment in securities as reported in the statement of financial condition represents the Company's investment in an open-end mutual fund and is valued at the published NAV as of December 31, 2014. All other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Revenue Recognition

Securities transactions are recorded on a trade date basis.

The Company generates commission income earned from investment referrals based on various contracts it has with investment companies and from employee sales of mutual fund interests. Commission income is recognized based on the terms defined in these agreements.

Income Taxes

The net income or loss of the Company flows through to its members. Accordingly, no federal income taxes are included in the accompanying financial statements. The Company is also subject to various state income taxes.

The Company is subject to the New York City unincorporated business tax. There was no tax liability for the year ended December 31, 2014.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. As of December 31, 2014, open Federal tax years include the tax years ended December 31, 2011 through December 31, 2013.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which require the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, the Company had liabilities of 86,712 necessitating a net capital requirement of $5,781. Actual net capital was calculated to be $205,018 at December 31, 2014, which was $199,237 in excess of its net capital requirement of $5,781.

Note 4 - Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2014.

Note 6 - Related Party Transactions

The Company has an expense sharing agreement with Kellner Management LP ("Management"), a related party, where the Company pays Management a monthly fee for their share of various shared services, such as office support and rent. Such fees are included in the related service expenses in the accompanying statement of operations.

As a result of the expense sharing agreement with Management, a payable to Kellner Management LP is booked on a monthly basis, and paid to Management in the month immediately following. As of December 31, 2014 $54,198 was due to Kellner Management on the accompanying statement of financial condition.

Note 7 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2014, through February 23, 2015, the date which the financial statements were available to be issued.

On January 26, 2015 the Company repaid Kellner Management $54,198.

Through February 23, 2015 capital contributions in the amount of $91,707 were received from Kellner Capital LLC.